The China Fund, Inc.
c/o State Street Bank and Trust Company
2 Avenue de Lafayette
P.O. Box 5049
Boston, Massachusetts 02206
September 14, 2009
Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Commissioners:
Deloitte & Touche LLP (Deloitte & Touche) was previously the independent registered public accounting firm for The China Fund, Inc. (the Fund). Effective September 14, 2009, Deloitte & Touche resigned as the Funds independent registered public accounting firm and Ernst & Young LLP was engaged to audit the Funds financial statements for the 2009 fiscal year. The change was approved by the Audit Committee of the Board of Directors and ratified by the full Board of Directors.
Deloitte & Touches report on the Funds financial statements for fiscal year ended in October 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the Funds fiscal year ended October 31, 2007 and 2008, there were no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte
& Touche, would have caused it to make reference to the subject matter of the disagreement in its reports on the financial statements for such years. The Fund has requested that Deloitte & Touche LLP furnish a letter addressed to the Securities and Exchange Commission (SEC) stating whether it agrees with the above statements. A copy of this letter, dated September 14, 2009, along with Deloitte & Touches response, will be filed as an exhibit to the Funds next Form N-SAR
(in accordance with Sub-Item 77k of Form N-SAR).


Sincerely,


/s/ LAURA HEALY
Ms. Laura Healy
Treasurer
The China Fund, Inc.